SCHWAB INVESTMENTS

211 Main Street

San Francisco, CA 94105

March 1, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Attn: Filing Desk

Re:	Schwab Investments (the “Trust”) Delaying Amendment on behalf of Schwab Short-Term Bond Index Fund Registration Statement on Form N-14 (File No. 333-215868)

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), the Trust is hereby filing a delaying amendment with respect to its registration statement on Form N-14 (the “Registration Statement”) relating to the proposed reorganization of Schwab Short-Term Bond Market Fund (the “Acquired Fund”), a portfolio of the Trust, in which the Acquired Fund would transfer all of its assets to Schwab Short-Term Bond Index Fund (the “Surviving Fund”), a portfolio of the Trust, in exchange for shares of the Surviving Fund.

The Registration Statement was filed with the U.S. Securities and Exchange Commission (the “Commission”) on February 2, 2017 (Accession Number 0001193125-17-029248), pursuant to Rule 488 under the Securities Act. The Trust hereby amends the Registration Statement to delay its effective date until the Trust shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Trust, in the City of San Francisco and State of California on the 1st day of March, 2017.

No fee is required in connection with this filing. Please contact me at (415) 667-0780 with any questions or comments.

Sincerely,

/s/ Christine Pierangeli
Christine Pierangeli
Assistant Secretary